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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule TO-I/A
(Rule 14d-100)

Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 3)

United Online, Inc.
(Name of Subject Company (Issuer))

United Online, Inc. (Issuer)
(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

911268100
(CUSIP Number of Class of Securities)

Charles S. Hilliard
21301 Burbank Boulevard
Woodland Hills, California 91367
Telephone: (818) 287-3000
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Brian J. McCarthy, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Ave, Suite 3400
Los Angeles, CA 90071
Telephone: (213) 687-5000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$150,000,000	$19,005.00

*	Calculated solely for purposes of determining the amount of the filing fee. Pursuant to rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the Transaction Valuation was calculated assuming a maximum aggregate purchase price of $150,000,000.
**	Previously paid.
☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
	Amount Previously Paid: $19,005	Filing Party: United Online, Inc.
	Form or Registration No.: Schedule TO	Date Filed: November 4, 2004
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the "Commission") on November 4, 2004, as amended and supplemented by Amendment No. 1 to the Tender Offer Statement filed with the Commission on November 18, 2004 and Amendment No. 2 to the Tender Offer Statement filed with the Commission on November 24, 2004 (collectively, the "Schedule TO") by United Online, Inc., a Delaware corporation ("United Online" or the "Company"), relating to the offer to purchase for cash shares of its common stock, par value $0.0001 per share, including the associated preferred stock purchase rights issued under the Rights Agreement, dated as of November 15, 2001, as amended, between United Online and U.S. Stock Transfer Corporation, as Rights Agent, at a price not more than $10.50 nor less than $9.00 per share, net to the seller in cash, without interest, as specified by stockholders tendering their shares. United Online's offer was made upon the terms and conditions set forth in the Offer to Purchase dated November 4, 2004 (the "Original Offer to Purchase"), the Supplement to Offer to Purchase dated November 24, 2004 (the "Supplement," and together with the Original Offer to Purchase, the "Offer to Purchase") and the accompanying Amended Letter of Transmittal (which, as amended and supplemented from time to time, together constitute the "Offer"). This Amendment No. 3 is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended. Copies of the Original Offer to Purchase, Supplement and related Amended Letter of Transmittal were previously filed with the Schedule TO as Exhibits (a)(1)(A), (a)(1)(F) and (a)(1)(G), respectively.

        The information in the Offer is incorporated in this Amendment No. 3 to the Schedule TO by reference in response to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 4. Terms of the Transaction.

        On December 3, 2004, United Online entered into the Credit Agreement (as defined in Item 7 below). As a result, the tender offer condition relating to United Online obtaining financing on terms and conditions reasonably satisfactory to it, which will be sufficient to purchase the shares pursuant to the tender offer and to pay the related fees and expenses (the "Financing Condition"), has been satisfied.

        All references to the Financing Condition in the Offer to Purchase shall be read in conjunction with the following: the Financing Condition has been satisfied.

        United Online has extended the expiration date of the tender offer to 12:00 noon, New York City time, on Monday, December 13, 2004, unless further extended. All references to the Expiration Date in the Offer to Purchase or the related tender offer documents shall now be to 12:00 noon, New York City time, on Monday, December 13, 2004 unless the tender offer is subsequently further extended or earlier terminated in accordance with its terms.

Item 7. Source and Amount of Funds.

        The information set forth in Section 9 of the Supplement ("Source and Amounts of Funds") is hereby amended and supplemented by adding the following paragraph at the end of such Section 9:

        On December 3, 2004, United Online entered into the Credit Agreement, dated as of December 3, 2004, among United Online, the Lenders party thereto from time to time, Deutsche Bank Trust Company Americas, as Administrative Agent, and Deutsche Bank Securities Inc., as Lead Arranger (the "Credit Agreement"), on terms and conditions substantially in accordance with the description of the terms and conditions of the anticipated term loan facility set forth above. Under the Credit Agreement, United Online may borrow between $100 million and $150 million. The proceeds of the Credit Agreement will be used to purchase shares pursuant to the tender offer and pay related fees and expenses. Excess funds not used in connection with the tender offer may be used for general

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corporate purposes, including stock repurchases and acquisitions, subject to certain limitations. If the funds required to purchase shares pursuant the tender offer and pay related fees and expenses do not exceed $20 million, then United Online may determine not to borrow any funds under the Credit Agreement. The Credit Agreement has been filed as Exhibit (b)(1) to the Schedule TO.

Item 8. Interest in Securities of the Company.

        The information set forth in Section 11 of the Offer to Purchase ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") is hereby amended and supplemented as follows:

        In November 2004, Charles S. Hilliard, Executive Vice President and Chief Financial Officer of the Company, entered into a trading plan to sell an aggregate of 450,000 shares of the Company's common stock during a period commencing in February 2005 and ending in October 2005. A portion of the 450,000 shares will be sold ratably at market prices twice each month during such period. The shares to be sold will be issued pursuant to the exercise of stock options held by Mr. Hilliard. Mr. Hilliard does not have any control over the timing of the sales under the plan.

        Mr. Hilliard's trading plan is intended to comply with Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, and complies with the Company's insider trading policy.

        On November 29, 2004, Brian Woods, Executive Vice President and Chief Marketing Officer, informed the Company that he intended to leave the Company and take a position at another company that is not competitive with the Company. It is anticipated that Mr. Woods will remain with the Company through the end of the year.

        On November 30, 2004, options to purchase 41,667 shares of United Online's common stock held by Mark R. Goldston, the Company's Chairman, Chief Executive Officer and President, were exercised at $1.227 per share, and 41,667 shares of United Online's common stock owned by Mr. Goldston were sold in open market transactions at prices ranging from $10.67 to $10.91 per share pursuant to a trading plan established in August 2004.

Item 11. Additional Information.

        The information set forth in Section 10 of the Original Offer to Purchase ("Certain Information Regarding United Online—Where You Can Find More Information") is hereby amended and supplemented by adding the following prior to the first line under the headings in the chart on page 43 of the Original Offer to Purchase:

Current Report on Form 8-K	Filed on December 3, 2004
Current Report on Form 8-K	Filed on December 1, 2004
Current Report on Form 8-K	Filed on November 30, 2004

Item 12. Exhibits.

        Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

(b)(1)	Credit Agreement, dated as of December 3, 2004, among United Online, Inc., the Lenders party thereto from time to time, Deutsche Bank Trust Company Americas, as Administrative Agent, and Deutsche Bank Securities Inc., as Lead Arranger (incorporated by reference to Exhibit 10.1 to United Online's Current Report on Form 8-K filed December 3, 2004)
(a)(5)(G)	Press Release, dated December 3, 2004

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

UNITED ONLINE, INC.
	By:	/s/ CHARLES S. HILLIARD Name: Charles S. Hilliard Title: Executive Vice President, Finance and Chief Financial Officer
Dated: December 3, 2004

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EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated November 4, 2004.*
(a)(1)(B)	Letter of Transmittal.*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 4, 2004.*
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 4, 2004.*
(a)(1)(F)	Supplement to Offer to Purchase, dated November 24, 2004.**
(a)(1)(G)	Amended Letter of Transmittal.**
(a)(1)(H)	Amended Notice of Guaranteed Delivery.**
(a)(1)(I)	Amended Letter to Brokers Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 24, 2004.**
(a)(1)(J)	Amended Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 24, 2004.**
(a)(5)(A)	Summary Advertisement, dated November 4, 2004.*
(a)(5)(B)	Letter from Mark R. Goldston, Chairman, President, and Chief Executive Officer of United Online, to stockholders of United Online, dated November 4, 2004.*
(a)(5)(C)	Questions and Answers.*
(a)(5)(D)	Press Release, dated November 4, 2004.*
(a)(5)(E)	Amended Questions and Answers.**
(a)(5)(F)	Press Release, dated November 24, 2004.**
(a)(5)(G)	Press Release, dated December 3, 2004.***
(b)(1)
Credit Agreement, dated as of December 3, 2004, among United Online, Inc., the Lenders party thereto from time to time, Deutsche Bank Trust Company Americas, as Administrative Agent, and Deutsche Bank Securities Inc., as Lead Arranger (incorporated by reference to Exhibit 10.1 to United Online's Current Report on Form 8-K filed December 3, 2004).***
(d)(1)	2001 Amended and Restated Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.3 to United Online's Annual Report on Form 10-K for the fiscal year ended June 30, 2003).*
(d)(2)	2001 Stock Incentive Plan (incorporated by reference to Exhibit 10.4 to United Online's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001).*
(d)(3)	2001 Supplemental Stock Incentive Plan (incorporated by reference to Exhibit 10.5 to United Online's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001).*

*
Previously filed on Schedule TO on November 4, 2004.

**
Previously filed on Amendment No. 2 to Schedule TO on November 24, 2004.

***
Filed herewith.

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